SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                                  SCHEDULE l3D
                                (Amendment No. 2)
                    Under the Securities Exchange Act of 1934

                                PRICESMART, INC.
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                                (Name of Issuer)

                    Common Stock, par value $0.0001 per share
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                         (Title of Class of Securities)

                                    741511109
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                                 (CUSIP Number)
                                                           with a copy to:
Jeffrey S. Halis                                        Eli S. Goldberg, Esq.
500 Park Avenue                                      Lowenstein, Sandler, Kohl,
Fifth Floor                                           Fisher & Boylan, P.A.
New York, New York  10022                            65 Livingston Avenue
(212) 378-0879                                       Roseland, New Jersey  07068
                                                     (201) 992-8700
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 23, 1997
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.[ ]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule l3d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1) Names of Reporting Persons (S.S. or I.R.S. Identification Nos. of Above Persons):
                                Jeffrey S. Halis

2)   Check the Appropriate Box if a Member of a Group (See Instructions):
         (a)                                Not
         (b)                             Applicable

3)   SEC Use Only

4)   Source of Funds (See Instructions):  WC, PF

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                    Not Applicable

6)   Citizenship or Place of Organization:

                               United States

      Number of                       7) Sole Voting Power:            497,125*
                                         ---------------------------------------
      Shares Beneficially             8) Shared Voting Power:                0
                                         ---------------------------------------
      Owned by
      Each Reporting                  9) Sole Dispositive Power:       497,125*
                                         ---------------------------------------
      Person With:                   10) Shared Dispositive Power:           0
                                         ---------------------------------------


11)   Aggregate Amount Beneficially Owned by Each Reporting Person:

                  497,125*

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
                                 Not Applicable

13)   Percent of Class Represented by Amount in Row
                  (11):      8.4%*

14)   Type of Reporting Person (See Instructions):       IA, IN


* 287,525 shares (4.9%) of PriceSmart, Inc. common stock are owned by Tyndall Partners, L.P., a Delaware limited partnership. 128,925 shares (2.2%) of PriceSmart, Inc. common stock are owned by Tyndall Institutional Partners, L.P., a Delaware limited partnership. 49,625 shares (0.8%) of PriceSmart, Inc. common stock are owned by Madison Avenue Partners, L.P., a Delaware limited partnership. 29,800 shares (0.5%) of PriceSmart, Inc. common stock are owned by Halo International, Ltd., a company organized under the laws of the Cayman Islands. 1,250 shares (0.0%) of PriceSmart, Inc. common stock are owned individually by Jeffrey S. Halis. Pursuant to the Agreement of Limited Partnership of each of Tyndall Partners, L.P., Tyndall Institutional Partners, L.P. and Madison Avenue Partners, L.P., and the Investment Management Agreement of Halo International, Ltd., Jeffrey S. Halis possesses sole voting and investment control over all securities owned by Tyndall Partners, L.P., Tyndall Institutional Partners, L.P., Madison Avenue Partners, L.P. and Halo International, Ltd., respectively. In addition, Jeffrey S. Halis possesses sole voting and investment control over the securities owned by him individually. See Item 5 for further information on the computation of percentages set forth herein.

Item 5.  Interest In Securities of the Issuer.

     Based upon the information set forth in PriceSmart, Inc.'s Information Statement, as of August 12, 1997 there were issued and outstanding 5,884,169 shares of common stock of PriceSmart, Inc. As of September 23, 1997, Tyndall Partners, L.P. owned 287,525 of such shares, or 4.9% of those outstanding, Tyndall Institutional Partners, L.P. owned 128,925 of such shares, or 2.2% of those outstanding, Madison Avenue Partners, L.P. owned 49,625 of such shares, or 0.8% of those outstanding, Halo International, Ltd. owned 29,800 of such shares, or 0.5% of those outstanding and Jeffrey S. Halis individually owned 1,250 of such shares, or 0.0% of those outstanding. Jeffrey Halis possesses sole power to vote and direct the disposition of all shares of common stock of PriceSmart, Inc. owned by each of Tyndall Partners, L.P., Tyndall Institutional Partners, L.P., Madison Avenue Partners, L.P., Halo International, Ltd., and by Jeffrey Halis individually. The following table details the transactions by each of Tyndall Partners, L.P., Tyndall Institutional Partners, L.P., Madison Avenue Partners, L.P. and Halo International, Ltd., in shares of common stock of PriceSmart, Inc. since the most recent filing on Schedule 13D (each of which were effected in ordinary brokers transactions):


                            A. Tyndall Partners, L.P.

  Date                              Quantity                          Price

                                   (Purchases)

 September 17, 1997                  2,500                              $17.25
 September 18, 1997                  2,000                              $17.88
 September 19, 1997                  5,200                              $17.88
 September 23, 1997                 43,600                              $18.00

                                     (Sales)

                                      NONE

                     B. Tyndall Institutional Partners, L.P.

  Date                              Quantity                            Price

                                   (Purchases)

  September 19, 1997                 4,500                              $17.88
  September 23, 1997                19,400                              $18.00

                                     (Sales)

                                      NONE


                        C. Madison Avenue Partners, L.P.

  Date                              Quantity                            Price

                                   (Purchases)

  September 19, 1997                 1,800                              $17.88
  September 23, 1997                 7,500                              $18.00

                                     (Sales)

                                      NONE


                           D. Halo International, Ltd.

  Date                               Quantity                           Price

                                   (Purchases)

  September 19, 1997                 1,100                              $17.88
  September 23, 1997                 4,500                              $18.00

                                     (Sales)

                                      NONE



                                    Signature

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

                                     October 1, 1997


                                   /s/ Jeffrey S. Halis
                                   __________________________
                                   Jeffrey S. Halis, individually and as a general partner of Halo Capital Partners, L.P., the general partner of each of Tyndall
                                   Partners,   L.P.,   Tyndall    Institutional
                                   Partners, L.P. and Madison Avenue Partners,
                                   L.P.


                                   /s/ Jeffrey S. Halis
                                   ___________________________
                                   Jeffrey S.  Halis,  as  a  member   of   Jemi
                                   Management,  L.L.C.,  the Investment Manager
                                   for Halo International, Ltd.


ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).